245 Summer Street

Fidelity® Investments

Boston, MA 02210

April 17, 2017

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Variable Insurance Products Fund V (the trust): File Nos. 033-17704 and 811-05361

Asset Manager Portfolio
Asset Manager Growth Portfolio
Freedom 2005 Portfolio
Freedom 2010 Portfolio
Freedom 2015 Portfolio
Freedom 2020 Portfolio
Freedom 2025 Portfolio
Freedom 2030 Portfolio
Freedom 2035 Portfolio
Freedom 2040 Portfolio
Freedom 2045 Portfolio
Freedom 2050 Portfolio
Freedom Income Portfolio
Freedom Lifetime Income I Portfolio
Freedom Lifetime Income II Portfolio
Freedom Lifetime Income III Portfolio
FundsManager 20% Portfolio
FundsManager 50% Portfolio
FundsManager 60% Portfolio
FundsManager 70% Portfolio
FundsManager 85% Portfolio
Investment Grade Bond Portfolio
Investor Freedom 2005 Portfolio
Investor Freedom 2010 Portfolio
Investor Freedom 2015 Portfolio
Investor Freedom 2020 Portfolio
Investor Freedom 2025 Portfolio
Investor Freedom 2030 Portfolio
Investor Freedom Income Portfolio
Government Money Market Portfolio
Strategic Income Portfolio
Target Volatility Portfolio  (the funds)

Post-Effective Amendment No. 58

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(b) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 58 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

This filing includes the Prospectuses and Statements of Additional Information for the fund(s) referenced above.  Pursuant to Rule 472 under the 33 Act, each fund’s Prospectuses and SAIs, as filed herein, have been tagged to indicate modifications and editorial changes made since the filing of Post-Effective Amendment Nos. 55 & 57.

The principal purpose of this filing is to update each fund’s financial information for the fiscal year ended December 31, 2016.

This filing also serves to reflect any applicable Staff comments, and make other non-material changes.

An effective date of April 30, 2017 is elected by the trust pursuant to Rule 485(b).

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/ Jamie Plourde
Jamie Plourde
Legal Product Group